Mail Stop 4561

July 10, 2006

J. Randall Martin
666 Burrard Street, Suite 500
Vancouver, B.C., Canada V6C 2X8

      Re: Columbia Goldfields Ltd.
               Form 10-KSB for Fiscal Year Ended December 31, 2005
               Filed April 17, 2006
               Form 10-QSB for Fiscal Quarter Ended March 31, 2006
               Filed May 22, 2006
               File No. 000-51013

Dear Mr. Martin:

      We have reviewed your filing**s** and have the following comment**s**. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document**s**. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Note 4 – Property and Equipment

Mineral Property, pages F-11 – F13

1. We noted that you issued 1,000,000 shares of common stock valued at $250,000 in exchange for Investcol Limited's rights under a contract for Purchase Option of Mining Concessions entered into with Cia Servicios Y Logisticos Itda. Explain to us why the mineral interests obtained were expensed at the time of acquisition and provide your basis in GAAP to support your accounting treatment. In addition, please advise us how the fair market value of the shares issued was determined for this transaction and your subsequent transactions under the Marmato Project.

2. We noted that subsequent to year end the company acquired 25% of the total outstanding shares of RNC. Tell us how you considered Item 310 of Regulation S-B and SFAS 141 in determining whether to provide the financial statements of RNC, pro forma financial information and other disclosures surrounding the acquisition.

Form 10-QSB for the Quarter Ended March 31, 2006

3. Based on your consolidation policy it appears that you began consolidating RNC as of the period ended March 31, 2006. Please advise us how you have recorded minority interest to reflect the 75% interest held by Investcol in your financial statements. In addition, further explain the terms of the arrangement with Investcol to clarify why you are the primary beneficiary.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Brach Chief